	**Neil Hannemann • Director** Mr. Hannemann is currently a member of the board of directors for Saleen. Mr. Hannemann began his automotive career by attending General Motors Institute. Upon graduation he worked at Minicars, Inc., involved in government contracts regarding vehicle safety. He then took a job with Chrysler working at the Chrysler/Shelby Performance Center, which was run by automotive legend Carroll Shelby, where Neil was involved in research for vehicle performance and the development of specialty Shelby products. Neil was also a development engineer for the Dodge Viper, a program manager for the Viper GTS/R racing program, and a program manager for the Dodge NASCAR effort. After almost 20 years with Chrysler, Neil then went to Saleen to work for another automotive legend, Steve Saleen, to develop the road going version of the Saleen S7. This led to Neil becoming the Chief Engineer for the Ford GT, and Saleen was involved in the manufacturing of that vehicle. Finally, Neil went to another legendary company, McLaren to again develop road going supercars for the McLaren brand. Since 2007, Neil has been a consultant working in a wide range of areas with a focus on supporting litigation related to vehicle safety. Neil works approximately 1 hour on an average weekly basis for Saleen.